October 30, 2023

VIA EDGAR TRANSMISSION

Kimberly A. Browning

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Mason Capital Fund Trust, File Nos. 333-270294 and 811-23853 (the “Registrant”)

Dear Ms. Browning:

On July 25, 2023, the Registrant filed an amended registration statement on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) to offer shares of Fundamentals First ETF (the “Fund”). On October 18, 2023, you provided comments via telephone to Zeynep Kart with respect to the registration statement as described below. Please find below the Registrant’s responses to your comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

Prospectus

Principal Investment Strategies

Comment 1.	In your response to Comment 12 in the September 26, 2023 Response Letter (“Response Letter”), you specified the type of issuers and included corporate bonds. Please also specify the types of commercial notes the fund will use and disclose the intended risks of the specific commercial notes applicable to the Fund’s principal investment strategies.

Response.	The sentence has been revised to the following: With respect to fixed income securities, the Fund may invest in domestic and foreign corporate bonds and notes issued by domestic and foreign corporate issuers, U.S. Treasury securities, and money market instruments including money market funds.

Kimberly A. Browning

October 30, 2023

Principal Risks of Investing in the Fund

Comment 2.	In your response to Comment 14 in the Response Letter, please specify that high yield bonds include junk bonds. Please make correlating revisions where the disclosure appears.

Response.

The Registrant has amended the Item 4 risk disclosure to the following:

Lower Quality (High-Yield or Junk Bonds) Debt Securities Risk. The Fund may invest in lower quality debt securities. There is more risk associated with these investments because of reduced creditworthiness and increased risk of default. They are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal.

The Registrant has amended the Item 9 risk disclosure to the following:

Lower Quality (High-Yield or Junk Bonds) Debt Securities Risk. The Fund may invest in lower quality debt securities. There is more risk associated with these investments because of reduced creditworthiness and increased risk of default. Lower-quality securities are considered to have extremely poor prospects of ever attaining any real investment standing, to have a current identifiable vulnerability to default or to be in default, to be unlikely to have the capacity to make required interest payments and repay principal when due in the event of adverse business, financial or economic conditions, or to be in default or not current in the payment of interest or principal. They are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal.

Comment 3.	The response to Comment 21 in the Response Letter indicates that there are “other” ETFs in addition to the ETFs that primarily invest in the same types of fixed income securities in which the Fund invests. Please clarify the “other” ETFs if applicable or revise to remove the uncertainty (i.e., clarify that the Fund will invest in ETFs that primarily invest in the same types of fixed income securities in which the Fund invests.)

Response.

The disclosures have been revised to the following:

ETF Risk. The Fund may invest in ETFs that primarily invest in the same types of fixed income securities in which the Fund may invest. The ETFs may be subject to specific risks, depending on the nature of the ETF. The cost of investing in the Fund will be higher than the cost of investing directly in the ETFs in which it invests and may be higher than other funds that invest directly in stocks and bonds. ~~Each other ETF that primarily invest in the same types of fixed income securities in which the Fund invests is subject to specific risks, depending on the nature of the ETF.~~ Shares of ETFs may trade at a discount or a premium in market price if there is a limited market in such shares. Shares of the ETFs are also subject to brokerage and other trading costs, which could result in greater expenses to the Fund and, thus, indirectly expenses to the shareholders.

Kimberly A. Browning

October 30, 2023

Taxes on Distributions

Comment 4.	In your response to Comment 24 in the Response Letter, the disclosure regarding return of capital was deleted. However, there are disclosures regarding return of capital on pages 22 of the prospectus and 44 of the SAI, indicating that the distributions may constitute a return of capital. If there is a possibility of a return of capital, please add the disclosure language previously deleted and clarify that while the return of capital may not immediately be taxable, it reduces basis, which may result in a shareholder having to pay higher taxes in the future when shares are sold, even if the shareholder sells the shares at a loss from the original investment. If the Fund does not intend to include a return of capital component in its distribution, please delete all references to return of capital.

Response.

The following disclosure has been added:

A return of capital is a return to investors of a portion of their original investment in the Fund. Return of capital distributions should not be considered as a dividend or as part of the total return of an investment in Fund shares. Any return of capital distributions with be distributed after the payment of Fund fees and expenses. While the return of capital may not immediately be taxable, it reduces basis, which may result in a shareholder having to pay higher taxes in the future when shares are sold, even if the shareholder sells the shares at a loss from the original investment.

Advisor’s Prior Related Performance Information

Comment 5.	In your response to Comment 27 in the Response Letter, please explain why the second and third sentences are in the past tense (i.e. the use of “had” versus “has”) given that the Fund has no history.

Response.

The Registrant confirms that the sentences were inadvertently structured in the past tense. The first paragraph under the “Advisor’s Prior Related Performance Information” heading has been revised to the following:

The Advisor is responsible for managing separate accounts and private funds for clients using the same strategies as the Fund (the “Composite”). The Advisor has~~d~~ full discretionary authority over the selection of investments for the separate accounts and private funds in the Composite and intends to use substantially the same goals and style of investment management in managing the Fund. The Fund has~~d~~ substantially the same investment objective, policies and strategies as the Composite. The performance of the Composite includes all separately managed accounts and private funds managed by the Advisor with investment objectives, policies and investment strategies that are substantially similar to those of the Fund.

Kimberly A. Browning

October 30, 2023

Statement of Additional Information

Code of Ethics

Comment 6.	In your response to Comment 40 in the Response Letter, please include a statement disclosing whether the codes of ethics adopted by the Fund, the Fund’s investment advisor and the fund’s principal underwriter, “permit personnel, subject to the codes, to invest in securities, including securities that may be purchased or held by the Fund.” Please see Item 17(e) of Form N-1A. See also, rule 17j-1 under the 1940 Act.

Response.

The first paragraph under the “Code of Ethics” heading in the SAI has been revised to the following:

The Trust and Advisor have each adopted a joint code of ethics (the “Code”) under Rule 17j-1 under the 1940 Act that governs the personal securities transactions of their board members, officers and employees who may have access to current trading information of the Trust. Under the Code, the Trustees are permitted, subject to the Code, to invest in securities that may also be purchased or held by the Fund, and the advisor’s personnel and interested trustees must have written pre-approval of and report any proposed securities transactions.

Ownership of Securities

Comment 7.	Please update your response to Comment 41 in the Response Letter to reflect data as of the most recent practicable date. See Instruction 1 of Item 20(c) of Form N-1A.

Response.

The first sentence under the “Ownership of Securities” heading has been revised to the following:

The following table shows the dollar range of equity securities beneficially owned by the portfolio managers in the Fund as of the date of September 30, 2023.

Kimberly A. Browning

October 30, 2023

Part C

Comment 8.	Please update Item 30 to reflect the required disclosures in Section 461(c) under the Securities Act of 1933 and Section 17(h) and (i) under the Investment Company Act of 1940.

Response.

Item 30 of the Part C has been revised to the following:

Generally, certain of the agreements with the Trust, or related to the Trust (as set forth below), provide indemnification of the Trust’s Trustees, officers, the underwriter, and certain Trust affiliates. The details of these sources of indemnification follow:

Pursuant to Section 6.5 of the Agreement and Declaration of Trust (the "Declaration"), every person who is, or has been, a Trustee, officer, or employee of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise ("Covered Person"), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

No indemnification shall be provided under the Declaration to a Covered Person to the extent such indemnification is prohibited by applicable federal law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the provisions of Delaware law and the Agreement and Declaration of the Registrant or the By-Laws of the Registrant, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Trust in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Kimberly A. Browning

October 30, 2023

Pursuant to the Distribution Agreement between the Trust and Quasar Distributors, LLC, the Trust’s distributor and underwriter, (the “Distributor”), the Trust agrees to indemnify and hold harmless the Distributor, its affiliates and each of their respective directors, officers and employees and agents and any person who controls the Distributor within the meaning of Section 15 of the 1933 Act (any of the Distributor, its officers, employees, agents and directors or such control persons, for purposes of this paragraph, a “Distributor Indemnitee”) against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages or expense and reasonable counsel fees incurred in connection therewith) (“Losses”) that a Distributor Indemnitee may incur arising out of or based upon: (i) Distributor serving as distributor for the Trust pursuant to this Agreement; (ii) the allegation of any wrongful act of the Trust or any of its directors, officers, employees or affiliates in connection with its duties and responsibilities in this Agreement; (iii) any claim that the Registration Statement, Prospectus, Statement of Additional Information, product description, shareholder reports, Marketing Materials and advertisements specifically approved by the Trust and Investment Adviser or other information filed or made public by the Trust (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein (and in the case of the Prospectus, Statement of Additional Information and product description, in light of the circumstances under which they were made) not misleading under the 1933 Act, or any other statute or the common law; (iv) the breach by the Trust of any obligation, representation or warranty contained in this Agreement; or (v) the Trust’s failure to comply in any material respect with applicable securities laws.

Pursuant to the Distribution Agreement between the Trust and Quasar Distributors, LLC, the Trust’s distributor and underwriter, (the “Distributor”), the Distributor agrees to indemnify and hold harmless the Trust and each of its Trustees and officers and any person who controls the Trust within the meaning of Section 15 of the 1933 Act (for purposes of this paragraph, the Trust and each of its Trustees and officers and its controlling persons are collectively referred to as the “Trust Indemnitees”) against any Losses arising out of or based upon (i) the allegation of any wrongful act of the Distributor or any of its directors, officers, employees or affiliates in connection with its activities as Distributor pursuant to this Agreement; (ii) the breach of any obligation, representation or warranty contained in this Agreement by the Distributor; (iii) the Distributor’s failure to comply in any material respect with applicable securities laws, including applicable FINRA regulations; or (iv) any allegation that the Registration Statement, Prospectus, Statement of Additional Information, product description, shareholder reports, any information or materials relating to the Funds (as described in section 3(g)) or other information filed or made public by the Trust (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements not misleading, insofar as such statement or omission was made in reliance upon, and in conformity with information furnished to the Trust, in writing, by the Distributor.

Kimberly A. Browning

October 30, 2023

Comment 9.	Please file a fidelity bond on Form 40-17G. All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940.

Response.	The Registrant confirms that it will file a fidelity bond on Form 40-17G. The Registrant has attached the fidelity bond to this correspondence.

If you have any questions, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla